SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Announces Record Quarter - $752
thousand Net Income in Q1 2008 Compared with Net Loss
of $180 thousand in Q1 2007

—	Revenue increased 63% to record $18.5 million over the first quarter of 2007

—	Non-GAAP net income increased 340% to $1.8 million over the first quarter of 2007

—	EBITDA increased 94% to $3.8 million over the first quarter of 2007

Rosh HaAyin, Israel May 15th, 2008 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading provider of Automatic Vehicle Location (AVL) technology, stolen vehicle retrieval services, fleet management, car & driver safety, public safety, vehicle security, asset management and road side assistance, announced today its financial results for the first quarter of 2008.

The successful merger of Cellocator’s business together with strong internal growth has resulted in an exceedingly good quarter.  Following first indications in the fourth quarter of 2007, Q1 2008 presents the second consecutive quarter of improved profits. Pointer’s technologies and services businesses continue to attract more companies worldwide and increase their business and financial strength.

Financial Highlights:

Revenues: Pointer’s revenues for the first quarter of 2008 increased by 63%, to $18.5 million from $11.3 million, in the comparable period in 2007. International activities consist of 28% of total revenues compared with 10% in the comparable period in 2007. Revenues from products were $7.6 million and consist of 41% of total revenues, as compared to $2.9 million in the first quarter of 2007 – which indicate growth of 158%. Revenues from services increased 30% to $10.9 million and 59% of total revenue, compared to $8.4 million and 74%, respectively, in the first quarter of 2007.

Gross Profit: For the first quarter of 2008, gross profit increased 76% to $7.2 million from $4.1 million in the first quarter of 2007. As a percentage of revenues, gross profit is approximately 39% in the first quarter of 2008, as compared to approximately 36% in the same period in 2007. Gross margin increased mainly as a result of increased portion of products contribution of total revenue.

Operating Income: Pointer reported a $2.3 million operating income for the first quarter of 2008, compared to an operating income of $0.95 million for the first quarter of 2007.

Minority share: For the first quarter of 2008, Pointer reported a $561 thousand minority share, compared to $434 thousands in the first quarter of 2007.

Net Income: Pointer recorded a net income of $752 thousand, or $0.16 per share during the first quarter of 2008, as compared to a net loss of $180 thousand, or $(0.06) per share in the first quarter of 2007. Improved bottom line is in line with internal growth and the successful merger of Cellocator business into Pointer Telocation, taking place from September 2007.

Non-GAAP net income:
Pointer’s non-GAAP net income in the first quarter of 2008 was $1.8 million, as compared to non-GAAP net income of $0.4 million in the first quarter of 2007. The non-GAAP net income in the first quarter of 2008 excludes amortization of $ 0.85 million and non-cash taxes on income of $ 218 thousand.

EBITDA:
Pointer’s EBITDA increased to $3.8 million in the first quarter of 2008, as compared to $2 million in the comparable period in 2007.

Danny Stern, Pointer CEO, said: “We are proud to present the 12th consecutive quarter of revenue growth and a second consecutive quarter of improved profits following our Cellocator acquisition. Our operating parameters continue to improve as a result of both internal growth and the successful merger of Cellocator’s business. International revenue was responsible for 28% of revenue in Q1 2008 and was derived from exports and activities in over 25 countries. 41% of revenue was generated from our technology and products sales. In addition, all our subsidiaries presented improved operating results, which further provides evidence that internal growth is a major business driver. Pointer’s technology, know-how and stronger market presence continue to draw an increased number of business partners from additional countries and from various sectors – car dealers, fleet operators as well as insurance companies – who are motivated by an increase in the demand for high-quality technology and services”, concluded Mr. Stern.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of operations.

Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

Conference Call Information:
Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-800-994-4498
From Israel: 03-918-0688

A replay of the conference call will be available through May 16th, 2008 on the Company’s website at www.pointer.com.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2008	December 31, 2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$648	$1,200
Trade receivables, net	14,973	11,756
Other accounts receivable and prepaid expenses	2,937	2,001
Inventories	2,542	2,657

Total current assets	21,100	17,614

LONG-TERM ASSETS:
Long-term accounts receivable	465	337
Severance pay fund	5,300	4,866
Property and equipment, net	8,208	7,708
Deferred income taxes	1,019	941
Other intangible assets, net	17,835	18,058
Goodwill	53,954	50,712

Total long-term assets	86,781	82,622

Total assets	$107,881	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31, 2008	December 31, 2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,383	$10,564
Trade payables	8,540	8,001
Deferred revenues and customer advances	11,326	8,253
Other accounts payable and accrued expenses	5,182	6,123

Total current liabilities	36,431	32,941

LONG-TERM LIABILITIES:
Long-term loans from banks	18,610	18,460
Long-term loans from shareholders and others	5,665	5,767
Other long-term liabilities	112	89
Accrued severance pay	6,565	5,730
Convertible debentures	1,995	1,979

	32,947	32,025

MINORITY INTEREST	3,911	3,067

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 shares at March 31, 2008 and December 31, 2007, respectively; Issued and outstanding - 4,612,875 shares at March 31,
2008 and December 31, 2007, respectively	3,139	3,139
Additional paid-in capital	116,981	116,910
Accumulated other comprehensive income	3,332	1,766
Accumulated deficit	(88,860)	(89,612)

Total shareholders' equity	34,592	32,203

Total liabilities and shareholders' equity	$107,881	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	Unaudited

Revenues:
Products	$7,607	$2,949	$15,821
Services	10,871	8,396	35,806

Total revenues	18,478	11,345	51,627

Cost of revenues:
Products	3,957	1,906	9,414
Services	7,107	5,369	23,034
Amortization of intangible assets	245	-	277

Total cost of revenues	11,309	7,275	32,725

Gross profit	7,169	4,070	18,902

Operating expenses:
Research and development, net	673	332	1,675
Selling and marketing	1,700	1,112	4,934
General and administrative	1,925	1,260	6,209
Amortization of intangible assets	606	415	1,877

Total operating expenses	4,904	3,119	14,695

Operating income	2,265	951	4,207
Financial expenses, net	750	525	2,814
Other income, net	16	10	(12)

Income before taxes on income	1,531	436	1,381
Taxes on income	218	182	353

Net income before minority interest	1,313	254	1,028
Minority interest	561	434	1,366

Net income (loss)	$752	$(180)	$(338)

Basic and Diluted net earnings (loss) per share	$0.16	$(0.06)	$(0.08)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	Unaudited

Cash flows from operating activities:

Net income (loss)	$752	$(180)	$(338)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,779	1,194	5,273
Accrued interest and exchange rate changes of convertible
debenture and long-term loans	185	(14)	750
Accrued severance pay, net	345	(54)	(70)
Gain from sale of property and equipment, net	(88)	(80)	(182)
Amortization of deferred stock-based compensation	71	172	783
Increase in minority interest	561	543	1,366
Increase in trade receivables, net	(2,443)	(1,334)	(1,172)
Inecrease in other accounts receivable and prepaid expenses	(843)	(536)	(421)
Decrease (increase) in inventories	68	118	(395)
Write-off of inventories	-	-	150
Increase in deferred income taxes	-	-	(174)
Increase in other long-term accounts receivable	-	-	(141)
Increase in trade payables	36	324	730
Increase in other accounts payable and accrued expenses	1,241	1,558	1,855

Net cash provided by operating activities	1,664	1,711	8,014

Cash flows from investing activities:

Purchase of property and equipment	(719)	(820)	(2,638)
Proceeds from sale of property and equipment	242	254	860
Increase in long-term accounts receivable, net	(102)	-	-
Acquisition of Cellocator (a)	-	-	(16,571)
Acquisition of other intangible assets	-	-	(117)

Net cash used in investing activities	(579)	(566)	(18,466)

Cash flows from financing activities:

Receipt of long-term loans from banks	-	-	5,000
Repayment of long-term loans from banks	(1,012)	(500)	(4,347)
Repayment of long-term loans from others	(823)	(656)	(2,767)
Proceeds from issuance of shares and exercise of warrants, net	-	1,853	9,588
Short-term bank credit, net	226	(1,350)	(1,752)

Net cash provided by (used in) financing activities	(1,609)	(653)	5,722

Effect of exchange rate on cash and cash equivalents	(28)	19	80

Increase(decrease) in cash and cash equivalents	(552)	511	(4,650)
Cash and cash equivalents at the beginning of the period	1,200	5,850	5,850

Cash and cash equivalents at the end of the period	$648	$6,361	$1,200

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Three months ended March 31,		Year ended December 31,
		2008	2007	2007
		Unaudited

(a)	Acquisition of Cellocator and Matan activities:

	Fair value of assets acquired and liabilities assumed at date
	of acquisition:

	Working capital	$-	$-	$(1,323)
	Property and equipment	-	-	(151)
	Customer related intangibles	-	-	(3,943)
	Brand name			(1,775)
	Developed technology	-	-	(4,890)
	Goodwill	-	-	(8,750)
	Accrued severance pay, net	-	-	20

		-	-	(20,812)

	Fair value of shares issued	-	-	1,430
	Fair value of convertible debentures	-	-	1,951
	Accrued expenses	-	-	860

				4,241

		$-	$-	$(16,571)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007

Net income (loss) as reported	$752	$(180)	$(338)
Amortization of intangible assets and impairment of
long-lived assets	851	415	2,154

Taxes on income	218	182	353

Non-GAAP Net income (loss)	$1,821	$417	$2,169

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA

US dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007

Net income (loss) as reported	$752	$(180)	$(338)

Non GAAP adjustment:
Financial expenses, net	750	525	2,814
Taxes on income	218	182	353
Depreciation and amortization	1,562	1,016	4,787
Minority interest	561	434	1,366

EBITDA	$3,843	$1,977	$8,982

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: May 15, 2008